NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements
Three and nine month periods ended September 30, 2012 and 2011
(Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Balance Sheets Unaudited (Expressed in thousands of United States dollars)

	Note	September 30, 2012	December 31, 2011

Assets

Current assets
Cash and cash equivalents	4	$378,925	$347,582
Accounts receivable and prepaids	5	54,285	20,490
Inventories	6	43,839	32,099
Due from non-controlling interest	7	-	11,137
		477,049	411,308

Non-current assets
Due from non-controlling interest	7	62,382	84,312
Property, plant and equipment	8	316,002	279,606
		378,384	363,918
Total assets		$855,433	$775,226

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities	9	$18,618	$24,651
Dividends payable	10	-	10,013
Income taxes payable		67,067	103,670
		85,685	138,334

Non-current liabilities
Deferred income taxes		15,249	16,187
Provision for closure and reclamation	12	13,692	13,233
		28,941	29,420
Total liabilities		114,626	167,754

Equity
Share capital	13	404,168	409,305
Share-based payments reserve		12,920	11,736
Retained earnings		191,424	76,383
Equity attributable to Nevsun shareholders		608,512	497,424

Non-controlling interest	7	132,295	110,048
Total equity		740,807	607,472
Total liabilities and equity		$855,433	$775,226

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Comprehensive Income Unaudited (Expressed in thousands of United States dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011
Commercial operations commenced February 22, 2011:
Revenues	14	$169,992	$186,502	$467,095	$376,902
Cost of sales
Operating expenses		(29,196)	(20,939)	(75,202)	(51,965)
Royalties		(8,154)	(9,276)	(22,934)	(18,762)
Depreciation and depletion		(7,160)	(9,343)	(23,178)	(17,646)
Operating income(1)		125,482	146,944	345,781	288,529

Administrative		(3,220)	(3,730)	(5,116)	(11,046)
Finance income		899	2,445	3,104	2,481
Finance costs		(153)	(595)	(459)	(1,987)
Income before taxes		123,008	145,064	343,310	277,977

Income taxes	11	(47,372)	(55,864)	(132,046)	(106,279)
Net income		75,636	89,200	211,264	171,698

Other comprehensive income:
Unrealized loss on available-for-sale investment, net of tax		-	(40)	-	(166)
Comprehensive income		$75,636	$89,160	$211,264	$171,532

Income for the period attributable to:
Nevsun shareholders		44,211	53,323	125,017	100,412
Non-controlling interest		31,425	35,877	86,247	71,286
		$75,636	$89,200	$211,264	$171,698

Comprehensive income for the period attributable to:
Nevsun shareholders		44,211	53,283	125,017	100,246
Non-controlling interest		31,425	35,877	86,247	71,286
		$75,636	$89,160	$211,264	$171,532

Earnings per share attributable to Nevsun shareholders:
Basic	13(e)	$0.22	$0.27	$0.62	$0.51
Diluted	13(e)	$0.22	$0.27	$0.61	$0.50
(1)  Operating income for the 2011 comparative periods is from July 1 to September 30, 2011 and February 22 to September 30, 2011.

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows Unaudited (Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011
Cash provided by (used in):
Operating:
Income for the period		$75,636	$89,200	$211,264	$171,698
Items not involving the use of cash:
Accretion on reclamation liability	12	153	153	459	356
Depreciation and depletion		7,165	9,343	23,182	17,646
Income taxes	11	47,372	55,864	132,046	106,279
Share-based payments and stock appreciation rights	13(b)(c)	1,219	2,493	751	7,730
Interest income on due from non-controlling interest	7	(816)	(2,414)	(2,929)	(2,414)
Interest expense on advances from non-controlling interest		-	406	-	1,495
Changes in non-cash operating capital:
Accounts receivable and prepaids		(16,308)	(44,440)	(33,796)	(45,456)
Inventories		(4,002)	(5,367)	(10,963)	(13,402)
Accounts payable and accrued liabilities		(750)	(2,327)	(3,625)	(1,756)
Income taxes paid	11	(30,037)	-	(169,586)	-

Net cash provided by operating activities		79,632	102,911	146,803	242,176
Investing:
Proceeds on sale of pre-production gold sales		-	-	-	48,613
Expenditures on property, plant and equipment – gold phase		(2,415)	(8,559)	(9,210)	(35,096)
Expenditures on property, plant and equipment – copper phase		(19,630)	(8,711)	(46,294)	(12,608)
Expenditures on exploration and evaluation		(2,600)	(1,680)	(4,850)	(4,565)
Changes in non-cash working capital related to investing activities		(555)	-	(1,696)	-

Net cash provided by (used in) investing activities		(25,200)	(18,950)	(62,050)	(3,656)
Financing:
Dividends paid to Nevsun shareholders	10	(9,976)	(5,935)	(19,989)	(5,935)
Dividends paid to non-controlling interest		(38,000)	-	(64,000)	-
Receipt of purchase price settlement from non-controlling interest	7	5,731	-	34,223	-
Interest received on due from non-controlling interest	7	369	-	1,773	-
Principal and interest paid on loan from non-controlling interest	7	-	-	-	(4,103)
Repayment of advances from non-controlling interest		-	(41,000)	-	(58,000)
Issuance of common shares, net of issue costs	13	160	2,213	855	6,035
Repurchase and cancellation of common shares	13(a)	(3,141)	-	(6,272)	-

Net cash provided by (used in) financing activities		(44,857)	(44,722)	(53,410)	(62,003)
Increase in cash and cash equivalents		9,575	39,239	31,343	176,517
Cash and cash equivalents, beginning of period		369,350	187,423	347,582	50,145
Cash and cash equivalents, end of period		$378,925	$226,662	$378,925	$226,662
Non-cash investing and financing transactions:
Reclassification of share-based payments reserve to share capital upon exercise of options		49	880	280	2,255
Depreciation capitalized to property, plant and equipment	8	-	-	-	397
Share-based payments capitalized to property, plant and equipment	13(b)	-	-	-	276
Closure and reclamation increase in property, plant and equipment	12	-	-	-	1,074
Interest capitalized to property, plant and equipment		-	-	-	693
Stock appreciation rights liability settled with common shares		-	8,451	-	8,451

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD. Condensed Consolidated Interim Statements of Changes in Equity Unaudited (Expressed in thousands of United States dollars)

	Number of shares (note 13)	Share capital (note 13)	Share-based payments reserve	Accumulated other comprehensive income	Retained earnings (deficit)	Equity attributable to Nevsun shareholders	Non-controlling interest	Total equity
December 31, 2010	196,488,322	$390,658	$10,056	$708	$(194,675)	$206,747	$(3,915)	$202,832
Exercise of stock options	2,023,700	6,035	-	-	-	6,035	-	6,035
Exercise of stock appreciation rights	1,256,093	8,451	-	-	-	8,451	-	8,451
Transfer to share capital on exercise of options	-	2,255	(2,255)	-	-	-	-	-
Activation of stock appreciation rights	-	-	(3,213)	-	(9,716)	(12,929)	-	(12,929)
Share-based payments	-	-	6,715	-	-	6,715	-	6,715
Other comprehensive loss	-	-	-	(166)	-	(166)	-	(166)
Partial disposition of subsidiary to non-controlling interest, net of tax (note 7)	-	-	-	-	149,657	149,657	10,994	160,651
Income for the period	-	-	-	-	100,412	100,412	71,286	171,698
Dividends declared	-	-	-	-	(5,935)	(5,935)	-	(5,935)
September 30, 2011	199,768,115	$407,399	$11,303	$542	$39,743	$458,987	$78,365	$537,352
Exercise of stock options	486,600	1,424	-	-	-	1,424	-	1,424
Transfer to share capital on exercise of options	-	482	(482)	-	-	-	-	-
Share-based payments	-	-	915	-	-	915	-	915
Other comprehensive loss	-	-	-	(542)	-	(542)	-	(542)
Income for the period	-	-	-	-	46,653	46,653	31,683	78,336
Dividends declared	-	-	-	-	(10,013)	(10,013)	-	(10,013)
December 31, 2011	200,254,715	$409,305	$11,736	$-	$76,383	$497,424	$110,048	$607,472
Exercise of stock options	265,700	855	-	-	-	855	-	855
Transfer to share capital on exercise of options	-	280	(280)	-	-	-	-	-
Repurchase and cancellation of shares	(1,732,600)	(6,272)	-	-	-	(6,272)	-	(6,272)
Share-based payments	-	-	1,464	-	-	1,464	-	1,464
Income for the period	-	-	-	-	125,017	125,017	86,247	211,264
Dividends declared	-	-	-	-	(9,976)	(9,976)	-	(9,976)
Dividends to non-controlling interest (note 7)	-	-	-	-	-	-	(64,000)	(64,000)
September 30, 2012	198,787,815	$404,168	$12,920	$-	$191,424	$608,512	$132,295	$740,807

See accompanying notes to condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

1.	Nature of business

Nevsun Resources Ltd. and its subsidiaries (collectively, Nevsun or the Company) are in the mineral property exploration, development, extraction and processing business in Africa. Nevsun is incorporated in Canada and maintains its head office and registered office at Suite 760 – 669 Howe Street, Vancouver, British Columbia, Canada, V6C 0B4.

The Company achieved commercial production at the Bisha Mine on February 22, 2011. As of that date it commenced recording income related to revenues from metals sales and the costs incurred to produce those revenues. Prior to February 22, 2011, the Company capitalized proceeds from gold sales and the related costs to produce those revenues to construction-in-progress.

The Company’s continuing operations and the underlying value and recoverability of amounts shown for its property, plant and equipment are dependent upon continuing profitable production or proceeds from the disposition of its mineral property interests. Future profitable production is primarily dependent on the quality of ore resources, future metals prices, operating and environmental costs, fluctuations in currency exchange rates, political risks and varying levels of taxation. While the Company actively tries to manage these risks, many of these factors are beyond its control. The Company has not entered into derivative financial instruments to manage foreign exchange or commodity price exposure.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for provision for closure and reclamation, which is recorded at management’s best estimate. In addition these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

Certain line items in the comparative prior period have been reclassified for presentation purposes.

These condensed consolidated interim financial statements were approved by the Audit Committee on November 6, 2012.

3.	Summary of significant accounting policies

These condensed consolidated interim financial statements have been prepared using the same accounting policies used to prepare the December 31, 2011 consolidated financial statements.

4.	Cash and cash equivalents

	September 30, 2012	December 31, 2011
Cash	$53,225	$284,582
Cash equivalents	325,700	63,000
	$378,925	$347,582

Cash and cash equivalents located outside of Africa at September 30, 2012 equal $356,844 (December 31, 2011 - $339,869).

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

5.	Accounts receivable and prepaids

	September 30, 2012	December 31, 2011
Trade receivables	$40,280	$3,470
Advances to vendors	11,202	15,408
Prepaid expenses	2,106	923
VAT receivable	403	251
Other receivables	294	438
	$54,285	$20,490

Trade receivables relate to doré that was received by refiners but not settled as at September 30, 2012. The full value of the trade receivables was collected subsequent to September 30, 2012.

6.	Inventories

	September 30, 2012	December 31, 2011
Materials and supplies	$34,777	$23,101
Work-in-progress	3,890	6,777
Finished goods	5,172	2,221
	$43,839	$32,099

Depreciation of $1,549 is included in work-in-progress and finished goods inventories at September 30, 2012 (December 31, 2011 – $764).

7.	Due from non-controlling interest

The Company’s principal operation, the Bisha Mine, is held via the Eritrean registered corporation, Bisha Mining Share Company (BMSC or Bisha Mine), in which Nevsun has a 60% interest. The non-controlling interest in BMSC is held by the State-owned Eritrean National Mining Corporation (ENAMCO).

In October 2007 the Company entered into an agreement with ENAMCO whereby the State increased its interest in BMSC by 30%, to add to its 10% free carried interest provided by Eritrean mining legislation, resulting in a total participation of 40%.

Purchase price settlement:

During August 2011 the Company finalized its arrangements with ENAMCO for the purchase of the 30% participating interest in the Bisha Mine. After the parties mutually engaged independent expert valuation advice, the parties agreed to a purchase price of $253,500, resulting in a gain to the Company, net of income taxes, of $149,657. The gain, net of income taxes, was recorded directly to retained earnings in Q3 2011 as it represented a change in Nevsun’s interest in a subsidiary that did not result in a change in control.

The resulting amount receivable from ENAMCO bears interest at 12 month US dollar LIBOR plus 4% and the receivable and interest shall be collected from cash flow from the Bisha Mine that would otherwise be distributed to ENAMCO in accordance with its share ownership. Interest of $816 has been accrued on this receivable and recorded in the three months ended September 30, 2012, and $2,929 has been recorded in the nine months ended September 30, 2012, as finance income.

The Company collected $5,731 of the purchase price receivable and $369 of related interest during the three months ended September 30, 2012. The Company collected $34,223 of the purchase price receivable and $1,773 of related interest during the nine months ended September 30, 2012.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

7.	Due from non-controlling interest (continued)

During the three and nine month periods ended September 30, 2012, the Company paid $38,000 and $64,000, respectively, in dividends to the non-controlling interest. No dividends were paid to the non-controlling interest in 2011.

	September 30, 2012	December 31, 2011
Current asset – due from non-controlling interest	$-	$11,137
Non-current asset – due from non-controlling interest	62,382	84,312
Due from non-controlling interest	$62,382	$95,449

8.	Property, plant and equipment

	Exploration and evaluation	Construction-in-progress	Mineral properties	Plant and equipment	Total
Cost
December 31, 2011	$8,158	$25,202	$29,630	$248,893	$311,883
Additions	2,250	26,664	-	6,802	35,716
Disposals	-	-	-	(28)	(28)
June 30, 2012	10,408	51,866	29,630	255,667	347,571
Additions	2,600	19,630	-	2,415	24,645
September 30, 2012	$13,008	$71,496	$29,630	$258,082	$372,216
Accumulated depreciation
December 31, 2011	-	-	1,818	30,459	32,277
Depreciation	-	-	949	16,431	17,380
Disposals	-	-	-	(21)	(21)
June 30, 2012	-	-	2,767	46,869	49,636
Depreciation	-	-	346	6,232	6,578
September 30, 2012	-	-	3,113	53,101	56,214
Net book value September 30, 2012	$13,008	$71,496	$26,517	$204,981	$316,002
Net book value December 31, 2011	$8,158	$25,202	$27,812	$218,434	$279,606

The Company’s mineral properties are located in western Eritrea, a country located in north-eastern Africa. The properties consist of a 39 km² mining agreement area that is inclusive of a 16.5 km² mining license. The mining license for the gold-silver-copper-zinc Bisha Mine was granted in 2008 for an initial period of 20 years. Eritrean State participation in the Bisha Mine is described in note 7.

On October 10, 2012 the Company closed the acquisition of the 97.4 km² Mogoraib exploration license that sits 16.5 km from the Bisha Mine with a payment of $5,000 to the previous license holder.

Construction-in-progress at the end of the quarter represents costs associated with the copper phase expansion at the Bisha Mine.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

9.	Accounts payable and accrued liabilities

	September 30, 2012	December 31, 2011
Trade accounts payable	$4,327	$6,014
Accrued royalties	8,154	8,528
Accrued liabilities	6,137	10,109
	$18,618	$24,651

The Company incurs a 5% precious metals royalty payable to the State of Eritrea. Total royalties paid to the State of Eritrea in the three months ended September 30, 2012, were 6,971 (three months ended September 30, 2011 – 6,778 and in the nine months ended September 30, 2012, were 23,307 (nine months ended September 30, 2011 - 11,909).

10.	Dividends

On May 15, 2012, the Company declared a semi-annual dividend of $0.05 per share for shareholders of record on June 30, 2012. Dividends of $9,976 were paid on July 16, 2012.

On November 21, 2011, the Company declared a semi-annual dividend of $0.05 per share for shareholders of record on December 31, 2011. Dividends of $10,013 were paid on January 16, 2012.

On May 18, 2011, the Company declared a $0.03 per share dividend for shareholders of record on September 30, 2011. Dividends of $5,935 were paid on July 15, 2011.

11.	Income taxes

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Current income taxes	$(44,761)	$(45,061)	$(132,984)	$(93,097)
Deferred income taxes	(2,611)	(10,803)	938	(13,182)
Income taxes	$(47,372)	$(55,864)	$(132,046)	$(106,279)

A reconciliation of income taxes to the amount calculated using the Company’s statutory tax rate for the three and nine months ended September 30 are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net income before taxes	$123,008	$145,064	$343,310	$277,977
Canadian federal and provincial statutory tax rate	25.0%	26.5%	25.0%	26.5%
Income taxes at statutory rate	(30,752)	(38,442)	(85,828)	(73,664)

Tax effect of:
Difference in tax rates of foreign jurisdictions(1)	(16,252)	(16,335)	(44,739)	(32,766)
Other	(368)	(1,087)	(1,479)	151
Income taxes	$(47,372)	$(55,864)	$(132,046)	$(106,279)
(1) The Eritrean statutory mining income tax rate is 38%.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

11.	Income taxes (continued)

The Company paid $30,037 and $169,586 of income taxes in Eritrea during the three and nine month month periods ended September 30, 2012. The Company paid no income taxes in Eritrea in the comparative periods for 2011.

At December 31, 2011, the Company recorded a deferred tax liability and related expenses of $10,539 with regards to an Eritrean reinvestment tax deduction. The deduction was denied by the Eritrean tax authority upon filing the Company’s Eritrean tax return in late March 2012. As a result, in Q1 2012, the deferred income tax liability of $10,539 was reversed, resulting in a credit to deferred income taxes and an increase of current income taxes. There was no impact on net income as the entry was a reclassification between current and deferred income taxes.

12.	Provision for closure and reclamation

Balance, December 31, 2011	$13,233
Accretion	459
Balance, September 30, 2012	$13,692

The Company’s provision for closure and reclamation consists of costs accrued based on the current best estimate of mine closure and reclamation activities that will be required at the Bisha site upon completion of mining activity. These activities include costs for earthworks, including land re-contouring and re-vegetation, water treatment and demolition. The Company’s provision for future site closure and reclamation costs is based on the level of known disturbance at the reporting date, known legal requirements and estimates prepared by a third party specialist. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments.

Management used a pre-tax discount rate of 4.79% and an inflation factor of 3.0% in preparing the Company’s provision for closure and reclamation. Although the ultimate amount to be incurred is uncertain, based on development, legal requirements and estimated costs as at September 30, 2012, the undiscounted inflation-adjusted liability for provision for closure and reclamation is estimated to be approximately $25,100 (December 31, 2011 – $25,100). The cash expenditures are expected to occur over a period of time extending several years after the Bisha Mine’s projected closure.

13.	Share capital

(a)	Authorized share capital consists of an unlimited number of common shares without par value.

On March 19, 2012, the Company announced a common share repurchase program in accordance with the rules of the Toronto Stock Exchange. The program allowed for the purchase of up to 4,009,408 common shares of the Company. The purchases were authorized to commence no earlier than March 26, 2012, and continued until September 26, 2012. During the three months ended September 30, 2012, the Company repurchased 800,000 common shares for a total cost of $3,141. In total the Company repurchased 1,732,600 common shares for a cost of $6,272.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

13.	Share capital (continued)

(b)	Stock options

The Company’s ability to grant stock options under its stock option plan (the “Former Plan”) expired April 27, 2012. A new stock option plan (the “New Plan”) was approved by shareholders at a Special Meeting on September 5, 2012. The Former Plan will remain in existence until all outstanding options have been exercised, cancelled or otherwise expired.

In accordance with the Company’s intention to reduce the cost of an equity based plan to shareholders, the New Plan is more restrictive than the Former Plan in the number of shares which can be issued (maximum 6.75% of issued and outstanding shares, versus 10% in the Former Plan) and the length of time before expiry (5 years, versus 10 years in the Former Plan).

The Company has recorded the fair value of all options granted using the Black-Scholes model. Share-based payment costs are amortized over vesting periods ranging between 6 and 24 months. The fair value is particularly impacted by the Company’s stock price volatility.

The three months ended September 30, 2012, included $325 (three months ended September 30, 2011 - $1,201) in share-based payment costs, $139 (three months ended September 30, 2011 - $1,139) of which are presented in administrative expenses and $186 (three months ended September 30, 2011 – $62) in operating expenses.

The nine months ended September 30, 2012, included $1,464 (nine months ended September 30, 2011 - $6,716) in share-based payment costs, $599 (nine months ended September 30, 2011 - $5,891) of which were presented in administrative expenses, $865 (nine months ended September 30, 2011 – $549) in operating expenses and $nil (nine months ended September 30, 2011 - $276) capitalized to property, plant and equipment.

(b)	Stock options (continued)

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2011	8,828,200	$4.06
Granted	250,000	3.53
Exercised	(215,700)	3.25
Forfeited	(175,000)	5.75
Outstanding, June 30, 2012	8,687,500	$4.03
Exercised	(50,000)	3.14
Forfeited	(125,000)	5.88
Outstanding, September 30, 2012	8,512,500	$4.01

Type	Number of options	Range of exercise price (CAD)	Average remaining life in years
Vested (exercisable)	695,000	$1.35 - 2.00	1.2
Vested (exercisable)	4,300,000	$3.14 - 4.16	2.6
Vested (exercisable)	2,295,000	$5.68 - 6.34	3.3
Unvested	850,000	$3.53 - 4.81	4.2
Unvested	372,500	$5.58 - 6.34	4.0
Total	8,512,500	$1.35 - 6.34	2.9

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

13.	Share capital (continued)

The weighted average share price of the Company on the dates options were exercised in the three months ended September 30, 2012, was CAD $4.56 (three months ended September 30, 2011 - $6.47). The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2012, was CAD $5.90 (nine months ended September 30, 2011 – CAD $6.23). The weighted average price of options exercisable at September 30, 2012 was CAD $3.86 (December 31, 2011 – CAD $3.52).

(c)	Stock appreciation rights

The liability associated with stock appreciation rights increased in the three months ended September 30, 2012, resulting in a charge of $894 to administrative expenses in the three months ended September 30, 2012. The liability associated with stock appreciation rights decreased in the nine months ended September 30, 2012, resulting in a credit of $713 to administrative expenses in the nine months ended September 30, 2012 (expense of $1,291 in the nine months ended September 30, 2011).

(d)	Fully diluted shares

Number of common shares
Shares issued and fully paid at September 30, 2012	198,787,815
Reserved for stock options outstanding (note 13(b))	8,512,500
Fully diluted shares at September 30, 2012	207,300,315

(e)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Basic income attributable to Nevsun shareholders	$44,211	$53,323	$125,017	$100,412
Effect of dilutive securities:
Change in stock appreciation rights liability	-	-	(713)	-
Diluted income attributable to Nevsun shareholders	$44,211	$53,323	$124,304	$100,412

Basic weighted average number of common shares outstanding (000s)	199,224	198,292	199,912	197,417
Effect of dilutive securities:
Dilutive stock options	701	3,127	1,344	2,969
Diluted weighted average number of common shares outstanding (000s)	199,925	201,419	201,256	200,386

Earnings per share (in $)
Basic	$0.22	$0.27	$0.62	$0.51
Diluted	$0.22	$0.27	$0.61	$0.50

Basic earnings per share is computed by dividing the income attributable to Nevsun shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution of outstanding stock options and stock appreciation rights in the weighted average number of common shares outstanding during the year, if dilutive.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2012

14.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Gold sales	$162,550	$185,377	$444,707	$374,153
Silver sales	7,442	1,125	22,388	2,749
Revenues	$169,992	$186,502	$467,095	$376,902

15.	Contingencies

Putative class action complaints

Two putative class actions were filed in the United States District Court for the Southern District of New York, on March 13, 2012 and March 28, 2012, respectively, naming the Company and certain officers of the Company as defendants (hereafter the “US Actions"). The plaintiffs assert claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, based on alleged misrepresentations and omissions relating to the amount of gold reserves at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company's publicly traded securities between March 31, 2011 and February 6, 2012. Plaintiffs seek unspecified damages, interest, costs and attorneys' fees on behalf of the putative class. By order of court, the two cases have been consolidated, and a consolidated amended complaint was filed on August 21, 2012. On September 20, 2012, the Company filed a motion to dismiss all claims against the Company and its officers. The legal briefing of that motion is expected to be completed on November 7, 2012, after which the federal court will rule on the motions. The Company does not expect a ruling before December 2012 at the earliest.

A putative class action also was filed in the Ontario Superior Court of Justice on July 12, 2012 naming the Company and certain officers of the Company as defendants (hereafter the “Canadian Actions”). The plaintiff’s Statement of Claim asserts claims for (i) violation of certain provisions of the Ontario Securities Act, as well as the equivalent statutes of other provinces, (ii) negligent misrepresentation, and (iii) vicarious liability of the Company, based on alleged misrepresentations and omissions relating to the amount of gold reserves, and the grade of the mineable gold reserves, at the Bisha Mine. The plaintiffs purport to bring suit on behalf of all purchasers of the Company’s publicly traded securities between March 31, 2011 to and including February 6, 2012, including purchasers of the Company’s stock on the Toronto and American Stock Exchanges. The Canadian Actions are based on essentially the same set of facts and the same alleged misrepresentations as the U.S. Actions. The plaintiff seeks damages in the sum of $100,000, plus interest and costs, on behalf of the putative class. The Canadian Actions are expected to proceed much more slowly than the U.S. Actions, due to differences between U.S. and Canadian procedural rules.

It is not possible at this time to estimate the ultimate outcome of the US and Canadian Actions. The Company believes the allegations are without merit and will vigorously defend itself.

16.	Segment information

The Company conducts its business as a single operating segment being the mining business in Africa. All mineral properties and equipment are situated in Africa. See note 4 for location of cash and cash equivalents.